Exhibit 99.1

GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES JOINT VENTURE IN CHINA’S GROWING FOOD AND BEVERAGE MARKET

Vancouver, B.C. December 14, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically-integrated leader in the agricultural and commercial development of high quality stevia, announces that is has entered into a joint venture agreement with China Agriculture and Healthy Foods Company Limited (CAHFC) for the sale and distribution of zero calorie beverage and food products in China that are sweetened with GLG’s stevia extract products. The new venture will be called Dr. Zhang’s All Natural and Zero Calorie Beverage and Foods Company (ANOC). ANOC will focus on the development of the all natural zero calorie brand of food and beverages (ANOCTM) and the establishment of sales and distribution of the ANOCTM products nationally in China. GLG will hold an 80% controlling stake in ANOC and CAHFC will hold 20%. Dr. Luke Zhang will be the CEO of ANOC and will be supported by an experienced team of senior executives recruited by CAHFC from the beverage industry in China. The Company will hold a conference call Tuesday, December 14th, 10 am EST to review the new venture.

CAHFC has spent the last two years developing its ANOCTM products and production capabilities. They have developed 30 beverage products and 300 food products for the all natural zero calorie product category. All products will use GLG’s stevia extract as the main sweetener. CAHFC is the owner of Fengyang Xiaogangcun Yongkang Foods High Tech Co. Ltd. (“FXY”) with whom GLG has an exclusive stevia extract supply agreement. FXY will be the manufacturer of the initial products for ANOC. FXY’s grand opening of its beverage operations takes place on December 18th at its Xiaogangcun facility in the Anhui Province.

The product concept and brand have been market tested during the last twelve months in a number of major cities in China to refine the brand and product concept. The joint venture partners see a viable market niche to enter with these products and develop the business. CAHFC also brings an experienced team of senior executives to the joint venture from beverage companies in China including Yili, Kang Shi Fu, and Hui Yuan Juice, covering all key management disciplines including, R&D and Formulation, Production, Quality Control, Marketing, Sales and Distribution and Logistics. These individuals were recruited for their expertise in building sales and distribution networks in high growth environments.

China’s food and beverage industry has experienced a greater than 20% annual growth rate during the period from 2002 to 2009 with the industry growing from approximately RMB 900 billion in 2002 to RMB 4.7 trillion (equivalent to US$ 693 billion) in 2009. For the first three quarters of 2010 Industry revenue has been RMB 4.5 Trillion which represents a 26% increase from 2009. (26% increase). As China’s middle class continues to develop, this is expected to fuel consumption growth in the beverage and food industry in China. The Freedonia Group estimates that the beverage market in China will grow from 105,750 million liters in 2007 to 199,500 million liters in 2017.

The Company also sees issues relating to obesity and diabetes in China as important for the Joint Venture’s products. China became the world's second largest country, in terms of the number of diabetic patients (India is largest), with 92 million cases reported in 2009 (up from 10 million in 1987). China’s Ministry of Health has also reported that there are currently 350 million people considered over weight and 70 million people are considered obese. Adult Chinese male obesity patients are currently increasing about 1.2% every year, surpassing the obesity growth rates in the USA, the UK and Australia.

GLG Chairman and CEO Dr. Luke Zhang stated, “This joint venture provides GLG with a great opportunity to enter China, one of the biggest consumer product markets with one of the fastest growing beverage industry in the world today. The CAHFC assets include formulations for over 30 beverage and 300 food products sweetened with GLG’s stevia, as well as certain patents and trademarks. CAHFC has also already developed relationships in China, including with: the Government; large international supermarkets such as Walmart, Metro AG, Tesco and RT-Mart; and many mainstream Chinese media including CCTV have also been engaged for PR and advertising support. This joint venture is an opportunity to leverage the two company’s strengths to participate in the growing China food and beverage industry, a market which GLG believes is largely untapped. The joint venture has assembled a very strong team of executives from the beverage industry in China in order to try to capitalize on this opportunity. The Company anticipates a quick roll-out of ANOC’s products starting in the first quarter of 2011 and our goal is to achieve RMB 3.75 billion ($US 568 million) sales in 2013. Additionally we expect to see additional growth in GLG’s core stevia extract business driven by the growth of the zero calorie all natural product category in China as well as additional international developments in surrounding Asia countries.”

Mr. Song Xiankun, Chairman and President of CAHFC said, “We are very pleased to be working with GLG on this joint venture to build ANOC into a significant provider of all natural and zero calorie healthy food and beverages in the Chinese market. Since 1999, GLG has continued stevia developments in China and is the biggest stevia grower and producer in the world. I believe with the upper stream secure from GLG and that through the combination of ANOC’s products, the leadership of Dr. Zhang and the highly experienced executive team of ANOC, we will be successful in this growing market in China and ANOC is expected to be a leading player in the China Food and Beverage Industry based on its all natural zero calorie products within 3 years.”

CONFERENCE CALL DETAILS

Dr. Luke Zhang, Chairman and CEO, will host the conference call at 10 AM Eastern today December 14th to discuss the ANOC joint venture in detail. The dial-in details are as follows:

Dial-in Numbers for Attendees

Attendees Canada/US: (877) 303-9126
Attendees International: (408) 337-0130

Passcode: Please reference company name with moderator.

Web Access: To access a live webcast of the conference call, please visit the investors section of GLG’s website at http://www.glglifetech.com/Investors/.

About ANOC

ANOC plans to launch its initial products in the first quarter of 2011 through a number of national distribution channels which have been recruited by CAHFC in the past six months as well as through a network of 600 stores in major cities that were developed by CAHFC in 2009.

The ANOC business plan has been developed with a long term vision to be the leading provider of all natural zero calorie food and beverages in China. The ANOC business plan also contemplates the sale and distribution of its products in other Asian countries such as Indonesia, Malaysia, and Thailand (collectively, the “Market”).

The business plan has been developed by the CAHFC beverage company sales and marketing executives based on their knowledge and experience with the beverage industry in China and Phase One of the business plan is to target the development of annual revenues of US$568 million within three years.

For the purposes of developing the business plan, the joint venture partners made a number of assumptions, including as follows:

1.	the China Food and Beverage market will grow at an average 20% growth rate from RMB 5.3 Trillion in 2010 to RMB 9.2 Trillion by 2013;

2.	ANOC will be able to achieve a market share of the Projected China Food and Beverage market (RMB 9.2 Trillion) of approximately 0.04% by 2013 (year three of business plan);

3.	ANOC will be able to achieve a market share of the Projected China Soft Drink market (RMB 520 Billion) of approximately 0.72% by 2013 (year three of business plan).

Some of the principal factors that could affect the projections set out in the business plan include, but are not limited to:

1.	operational risks;

2.	the effects of general economic conditions;

3.	the availability of capital to each of the joint venture partners to expand the joint venture business;

4.	the availability of capital to each of GLG to expand the stevia production business;

5.	changing foreign exchange rates and actions by government authorities;

6.	uncertainties associated with legal proceedings and negotiations;

7.	industry supply levels;

8.	competitive pricing pressures; and

9.	other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities

Although ANOC and GLG believe that the expectations reflected in the business plan are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements referenced therein. Investors are encouraged to review and carefully consider the warnings provided below under the heading “Forward-looking information”.

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

Contact
Brian Meadows
Chief Financial Officer
GLG Life Tech Corporation
+1 (604) 844-2840
info@glglifetech.com

Forward-looking information: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law. Financial outlook information contained in this news release about prospective results of operations and financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.